[GRAPHIC OMITTED]

                                                                  LAW DEPARTMENT
                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                       1300 SOUTH CLINTON STREET
                                                            FORT WAYNE, IN 46802

                                                    COLLEEN TONN, SENIOR COUNSEL
                                                             Phone: 260-455-6918
                                                               Fax: 260-455-5135
                                                            Colleen.Tonn@LFG.com
                                                                       VIA EDGAR

June 12, 2009

Ms. Ellen Sazzman, Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4644

RE:   The Lincoln National Life Insurance Company (Company)
      Lincoln National Variable Annuity Fund A
      Group (File No. 002-25618) Post-Effective Amendment No. 67
      Individual (File No. 002-26342) Post-Effective Amendment No. 61 Form N-4 filed January 16, 2009

Dear Ms. Sazzman:

         Following are my responses to your comments on the above-referenced filings, received by telephone on May 7, 2009. Referenced page numbers, unless otherwise noted, are from the prospectus for the Individual contracts.

Comment 1: Cover Page - Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response: The contract name on the front cover page is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Comment 2: Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contract or whether the company will be primarily responsible for paying out on any guarantees associated with the contract.

Response: There are no guarantees or support agreements with third parties to support any of the company's guarantees under the policy.

Comment 3: If the company is relying on Section 240.12h-7 of the 1934 Act, must so state in the prospectus.

Response:  The Company is not relying on Section 240.12h-7 of the 1934 Act.


Comment 4: Add suggested language regarding the claims paying ability of the Company to the paragraph entitled "The Lincoln National Life Insurance Company." The suggested language is as follows:

         "The general account is not segregated or insulated from the claims of the insurance company's creditors. Investors look to the financial strength of the insurance companies for these insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees."

Response: The suggested language has been added as a new fourth paragraph of the section.


Comment 5: Page 4: Special Terms - Subaccount --- either remove this definition from Special Terms or change to upper case throughout the prospectus.

Response: The definition of "Subaccount" was added to the Special Terms section in both the Individual and Group prospectuses in order to be consistent with the prospectuses for the Company's other variable annuity products. It is not normally our practice to capitalize special terms in our prospectuses, so to maintain consistency, we have not captilized special terms in the prospectuses for Fund A.

Comment 6: Pages 4-6 - Since there is only one subaccount available for investment under this contract, revise all references to multiple subaccounts to singular.

Response:  Revisions have been made.

Comment 7: Page 5:  Expense Tables - Separate Account Annual Expenses

a.  Confirm and disclose that the M&E charge shown is the maximum charge.
b. Revise the footnote re: expense limit to reflect whether the expense limit relates to the VAA or to the Fund. Consider using the footnote that was included in Fund A's Form N-14 filing.
c.  Please describe the basis on which the fee is charged.
d. Confirm to Staff that the table reflects all fees that will be deducted from assets of the VAA.

Response:
a. The M&E charge shown is the maximum charge, and at this time, the only charge.
b. The footnote from Fund A's N-14 filing was adapted as appropriate and inserted.
c. The fee is based on the percentage of average daily net assets in the subaccount. Appropriate revisions have been made.
d. The table reflects all of the fees that will be deducted from the assets of the VAA.

Comment 8:  Page 5: Expense Table - Total Annual Operating Expenses
a. Conform the introductory language of this section to Item 3 of Form N-4, including the representation of minimum and maximum expenses.
b. Confirm that these expenses do not include contractual waivers or reimbursements, and disclose such by adding a footnote.
c. Confirm to Staff that the Total Fund Operating Expense table includes acquired fund fees and expenses incurred indirectly by the Fund as a result of investments in underlying mutual funds.

Response:
a. This section has been revised to conform to Item 3 of Form N-4.
b. The expenses do not include contractual waivers or reimbursements. A footnote has been added.
c. The LVIP Delaware Growth and Income Fund did not have any Acquired Fund Fees and Expenses (AFFE) as part of its Annual Fund Operating Expenses for 2008.

Comment 9: Page 5: Examples
a. Conform this paragraph to Form N-4, using a $10,000 investment; revise numbers accordingly.
b. Conform the second paragraph to Item 3 of Form N-4 by adding disclosure that the examples reflect the assumption of maximum fees and most expensive contract option, etc. Confirm to Staff that the examples reflect the most expensive contract option.

Response:
a. This section has been revised to conform to Form N-4, using a $10,000 investment. The numbers have been updated.
b. The paragraph has been updated to conform to Item 3 of Form N-4. The examples reflect the most expensive contract option.

Comment 10: Page 6-7: Summary of Common Questions - What is my Investment Choice? Define the Fund the first time the term is used.

Response: The name of the fund has been added. The Fund is also defined on page 1 of the prospectus.

Comment 11:  Page 6-7: Summary of Common Questions
a. Individual contracts: Confirm to Staff that the status of Participant does not need to be addressed in the Summary and throughout the prospectus (for Individual contracts).
b. Group contracts: In the first paragraph, clarify the relationship between the contractowner and the participant.
c. Group contracts: Revise the second, third and fourth paragraphs of the Summary to be consistent with the language in the Individual prospectus to accurately reflect the current structure of the VAA.

Response:
a. We have confirmed that there are some Participants under Individual contracts. We have addressed this issue in the Summary and throughout the prospectus (for Individual contracts).
b. The first sentence of the paragraph has been revised as follows:
   "It is a group variable annuity contract between the contractowner and Lincoln Life under which payments are allocated to the accounts of individual participants, and is one of two types: an immediate annuity or a deferred annuity."
c. These paragraphs have been revised to reflect the new structure of the VAA.

Comment 12: Page 7: Condensed Financial Information - In the first sentence of the paragraph, change the reference to "fund" to "VAA."

Response: This change has been made.


Comment 13: Page 7: The Lincoln National Life Insurance Company - Either define the term Living Benefit Riders or change to lower case.

Response:   The reference to Living Benefit Riders does not apply to these contracts and has been removed.


Comment 14: Page 8: Fixed Side of the Contract - Delete the third and fifth sentences of the second paragraph.

Response:  These sentences have been deleted.


Comment 15: Page 8: Variable Annuity Account - Revise this section to accurately reflect the previous and current structure of Fund A and the VAA, as follows:
a. Revise the first and second sentences of the first paragraph to describe the original structure of Fund A, prior to the reorganization.
b. In the second paragraph, describe the structure of the VAA.
c. Discuss how the transfer of assets occurred pursuant to the reorganization in the third paragraph.

Response: The entire section has been revised to address your comments.


Comment 16: Page 9: Investments of the Variable Annuity Account - Revise this section to accurately reflect the new structure of the VAA. Include disclosure stating the necessity for the contract owner to elect to allocate purchase payments to the VAA as opposed to the fixed account.

Response: The first sentence of the Individual prospectus has been revised as follows: "Any purchase payments that you or participant, if applicable, allocate to the subaccount will be allocated to the Standard Class of the fund." The first sentence of the Group prospectus has been revised as follows: "Any purchase payments allocated to the subaccount will be allocated to the Standard Class of the fund." The second sentence has been deleted. We have not included disclosure regarding the fixed account since this section is designed specifically to discuss the VAA.

Comment 17: Page 9: Certain Payments We Receive with Regard to the Fund - Change the description to be specific to this registration statement since there is only one underlying fund instead of multiple underlying funds.

Response: This section is not applicable and has been removed from both prospectuses.


Comment 18:  Page 10: Description of the Fund

a. Specify the reference to "fund" in the first paragraph.
b. State the fund's type before stating its investment objective (pursuant to Item 5c of Form N-4). c. State conspicuously from whom a prospectus containing more information about the fund may be obtained.

Response:
a.  The name of the fund has been added to the first sentence.
b. Item 5c(ii) of Form N-4 states requires a brief description of the portfolio's type or [emphasis added] a brief statement concerning its investment objective. The current description includes a brief statement concerning its investment objective, and as such, no change has been made.
c. The sentence has been revised as follows: "You should read the fund prospectus that accompanies this prospectus carefully before investing.

Comment 19: Page 12: Deductions from the VAA
a. Revise language to accurately reflect the new structure of the VAA.
b. Disclose the maximum M&E charge. Add a footnote for any applicable contractual waivers.
c. Describe what is provided in exchange for the M&E charge.

Response:
a. The language has been revised to reflect the new structure of the VAA.
b. The maximum M&E charge is reflected and the footnote was updated.
c. In consideration for the M&E charge, the administrative services and benefits we provide, along with the risks we assume, are outlined at the beginning of the Charges and Other Deductions section.

Comment 20: Pages 12, 13: Other Charges and Deductions - Clarify the references to interest adjustment and 12b-1 fees, and explain how they apply to this contract.

Response: Neither the interest adjustment or 12b-1 fees are applicable to Fund A, so both references have been deleted.

Comment 21: Page 13: The Contracts (Group Prospectus) - Clarify the description of the type of contract discussed under bullet #1 by disclosing:
a. Who makes the investment decisions under the contract?
b. Who decides whether to invest in the fixed account or the VAA?
c. Who chooses the death benefit and names the beneficiary?
d. Who chooses the annuity option?

Response:
a. The disclosure has been revised.
b. The disclosure has been revised.
c. The disclosure has been revised.
d. The disclosure has been revised.

Comment 22: Page 13: Allocation of Purchase Payments

Individual Prospectus:
a. Clarify in the second sentence, if applicable, that "net" purchase payments are allocated to the VAA's subaccounts or into the fixed account.
b. Change the word "Fund" to "VAA" in the second sentence.

Group Prospectus: Provide further explanation about how purchase payments are allocated under group variable annuity deposit administration contracts.

Response:
Individual Prospectus:
a. This change has been made.
b. This change has been made.

Group Prospectus: There are no group variable annuity deposit administration contracts in force, and the product has been closed to new sales, so all references to this type of contract have been removed from the prospectus.

Comment 23: Page 13: Valuation of Accumulation Units

Individual Prospectus: Revise the third sentence to reflect the history of the VAA and Fund A

Group Prospectus: Discuss how valuation is determined for group variable annuity deposit administration contracts.

Response:

Individual Prospectus: The sentence has been revised as follows: "The accumulation unit value for the subaccount was established at the inception of the subaccount on March 1, 1967, at $1."

Group Prospectus: There are no group variable annuity deposit administration contracts in force, and the product has been closed to new sales, so all references to this type of contract have been removed from the prospectus.

Comment 24: Page 14 (Group Prospectus): Valuation of Accumulation Units - Clarify whether the discussion beginning with the paragraph "The Fund's securities may be traded in other markets on days when the NYSE is closed" and following is still accurate and applicable.

Response: The disclosure in question is not relevant to an N-4 filing and has been deleted.


Comment 25: Page 14: Valuation of Annuity Units - Undelete this section if it is still applicable to the contract.

Response:The language is included in the SAI.


Comment 26: Page 14: Transfers on or Before the Annuity Commencement Date - Revise section to accurately reflect the current structure of the VAA.

Response: The language has been revised to change references to "the fund" to "the subaccount."

Comment 27: Pages 15, 16: Market Timing - Please disclose the potential assessment by the fund of a redemption fee (as described on page 16) in a footnote to the Total Annual Fund Operating Expenses Table.

Response: The following footnote has been added at the end of the Total Annual Fund Operating Expenses Table:

"The fund has reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase ("redemption fees") not reflected in the table above. As of the date of this prospectus, it has not done so. See The Contracts- Market Timing for a discussion of redemption fees."

Comment 28: Pages 16, 17 (Group Prospectus): Death Before the Annuity Commencement Date

a. With regards to nonqualified and qualified contracts, clarify the following:
        o Who elects the death benefit option?
        o Who names the beneficiary?
        o Who names the annuitant?
b. Qualified contracts: Rewrite the first sentence of the paragraph in Plain English.
c. Nonqualified contracts: Clarify the provisions of the contract regarding the death of the annuitant.

Response:
a. At the time the contract is purchased, the contractowner elects either the standard death benefit or the minimum death benefit rider. All participants in the group are bound by that election. The minimum death benefit rider is only available on qualified contracts. The beneficiary is designated by the participant.
b. The section has been re-written to provide a more concise description of the two death benefit options. c. The language has been revised.

Comment 29:       Pages 17, 18 (Group Prospectus):  Surrenders & Withdrawals:

a. Third paragraph relating to nonqualified contracts: Add disclosure that accurately reflects the new structure of the VAA.
b. Third paragraph relating to nonqualified contracts: Rewrite the second sentence in Plain English.
c. The paragraph after the third paragraph, which relates to nonqualified contracts: Explain how a participant who wishes to continue to participate in the investment of the VAA continues to make that investment. Who is considered the owner?
d. Clarify or define the term "account value" as used in this section.
e. Last sentence of this section: Clarify what is meant by the phrase "at that time."

Response:
a.  The disclosure has been revised.
b.  The disclosure has been revised.
c.  We have deleted this paragraph as it is no longer applicable.
d. The disclosure has been revised. The term "participant account value" has been used throughout the prospectus. It is defined in the section titled "The Contracts --- Purchase of Contracts."
e.  The disclosure has been revised.

Comment 30: Pages 22-24 (Group Prospectus): Federal Tax Matters - Confirm to Staff that this section addresses tax matters as they specifically relate to group contracts. In particular, confirm that the section titled "Tax Deferral on Earnings" is applicable if the contract is not owned by an individual.

Response: The section entitled "Federal Tax Matters" addresses tax matters as they specifically relate to group contracts. Some of the group contracts were sold as non-qualified annuities. Thus the section entitled "Tax Deferral on Earnings" is applicable to non-qualified annuities in which the participant is considered the owner of the participant account value.

Comment 31: Page 26: Voting Rights

Page 26: Individual Prospectus - Add disclosure regarding echo voting, if applicable.

Page 25: Group Prospectus
a. Clarify how the number of votes a contractowner has the right to cast on behalf of a participant will be determined.
b. Add discussion that accurately reflects the new structure of the VAA.
c. Re-write the first sentence of the third paragraph in Plain English.
d. If echo voting is permitted, include disclosure that the instructions of a small number of the participants could affect the voting results.

Response: The Voting Rights section of each prospectus has been rewritten to address your comments.


Comment 32: Statement of Additional Information - In the first sentence of the cover page, add discussion that accurately reflects the new structure of the VAA.

Response: A new paragraph has been added to reflect the new structure of the VAA.


Comment 34: Part C: Exhibit  - Power of Attorney

Please file a Power of Attorney that relates specifically to this Registration Statement. See Rule 483(b) of the Securities Act of 1933.

Response: A Power of Attorney listing the applicable 1933 Act number will be filed with the next amendment.

Comment 35: Financial Statements, Exhibits, and Other Information - Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a subsequent amendment to the registration statement.

Response: Financial statements, exhibits, and other required disclosure not included in this registration statement will be filed in a subsequent amendment to the registration statement.

Comment 36:  Please provide Tandy representations.

Response: In regards to the referenced filing, the Company acknowledges the following:


o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      Feel free to call me at 260-455-6918 with any further questions or comments. Thank you for your assistance.

Very truly yours,

/s/ Colleen E. Tonn

Colleen E. Tonn
Senior Counsel

Lincoln National Variable Annuity Fund A
Group Variable Annuity Contracts
Home Office:
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46801-2340
www.LincolnFinancial.com
1-800-454-6265


This prospectus describes a group variable annuity contract that is issued by The Lincoln National Life Insurance Company (Lincoln Life). This prospectus is primarily for use with certain qualified retirement plans on behalf of participants. Generally, you do not pay federal income tax on the contract's growth until it is paid out. Qualified retirement plans already provide for tax deferral. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. The contract is designed to accumulate contract value to provide retirement income that a participant cannot outlive or for an agreed upon time. These benefits may be a variable or fixed amount or a combination of both. If the participant dies before the annuity commencement date, we will pay the beneficiary a death benefit.


Additional purchase payments may be made to periodic payment contracts and must be at least $25 per payment, and total $600 annually.


The contractowner or participant, if applicable, chooses whether the contract value accumulates on a variable or a fixed (guaranteed) basis or both. If purchase payments are allocated into the fixed account, we guarantee the principal and a minimum interest rate. We limit withdrawals and transfers from the fixed side of the contract.


All purchase payments for benefits on a variable basis will be placed in Lincoln National Variable Annuity Fund A (variable annuity account (VAA)). The VAA is a segregated investment account of Lincoln Life. You take all the investment risk on the contract value and the retirement income derived from purchase payments into the contract's variable option. If the subaccount makes money, your contract value goes up; if the subaccount loses money, it goes down. How much it goes up or down depends on the performance of the fund. We do not guarantee how the variable option or its fund will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract. The contracts are not bank deposits and are not endorsed by any bank or government agency.


The available fund is: LVIP Delaware Growth and Income Fund (fund), a series of the Lincoln Variable Insurance Products Trust.


This prospectus gives you information about the contracts that you should know before deciding to buy a contract and make purchase payments. You should also review the prospectus for the fund that accompanies this prospectus, and keep all prospectuses for future reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

More information about the contracts is in the current Statement of Additional Information (SAI), dated the same date as this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, IN 46801 or call 1-800-454-6265. The SAI and other information about Lincoln Life and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the SAI on the last page of this prospectus.





June 27, 2009

Table of Contents



Item                                                              Page
Special Terms                                                      3
Expense Tables                                                     4
Summary of Common Questions                                        5
Condensed Financial Information                                    6
The Lincoln National Life Insurance Company                        6
Fixed Side of the Contract                                         7
Variable Annuity Account (VAA)                                     8
Charges and Other Deductions                                      10
The Contracts                                                     11
 Transfers On or Before the Annuity Commencement Date             12
 Death Benefit Before the Annuity Commencement Date               14
 Surrenders and Withdrawals                                       14
 Annuity Payouts                                                  16
Federal Tax Matters                                               18
 Voting Rights                                                    23
 Distribution of the Contracts                                    23
 Other Information                                                25
 Legal Proceedings                                                25
Statement of Additional Information
Table of Contents for Lincoln National Variable Annuity Fund A    26

Special Terms
In this prospectus, the following terms have the indicated meanings:

Accumulation unit - A measure used to calculate contract value for the variable side of the contract before the annuity commencement date.


Annuitant - The person upon whose life the annuity payments are based.


Annuity commencement date - The valuation date when funds are withdrawn or converted into annuity units or fixed dollar payout for payment of annuity benefits under the annuity payout option you select.

Annuity unit - A measure used to calculate the amount of annuity payouts for the variable side of the contract after the annuity commencement date. See Annuity Payouts.


Beneficiary - The person or entity designated by the participant to receive any death benefit paid if the participant dies before the annuity commencement date.

Contractowner (you, your, owner) - An employer, or a trustee of a trust or a custodian, (1) of a qualified pension or profit sharing plan or (2) of an Individual Retirement Annuity (under Sections 401 (a) and 408 of the Internal Revenue Code, or "tax code"), (3) of a tax deferred annuity under Section 403(b), or (4) where a contract is issued in connection with a deferred compensation plan (under Section 457 of the tax code).


Contract value - At a given time before the annuity commencement date, the total value of all accumulation units for a contract plus the value of the fixed side of the contract.

Contract year - Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.


Death benefit-Before the annuity commencement date, the amount payable to a designated beneficiary if the participant dies.

Good Order - The actual receipt at our Home Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to effect the transaction. The forms we provide will identify the necessary documentation. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.


Lincoln Life (we, us, our) - The Lincoln National Life Insurance Company.


Participant - The individual participating in the qualified pension or profit-sharing plan, deferred compensation plan or tax deferred annuity. This individual is also the Annuitant.


Purchase payments - Amounts paid into the contract.


Subaccount - The portion of the VAA that reflects investments in accumulation and annuity units of a particular fund available under the contracts.


Valuation date - Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation period - The period starting at the close of trading (currently 4:00 p.m. New York time) on each day that the NYSE is open for trading (valuation date) and ending at the close of such trading on the next valuation date.

Expense Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.


The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between the investment option and the fixed account. State premium taxes may also be deducted.


Contractowner Transaction Expenses:



                                                                                            Single Premium     Periodic Premium
o   Sales load on purchase payments (as a percentage of purchase payments, as applicable)   2%+$50*                  4.25%
o   Administrative expenses (as a percentage of purchase payments, as applicable)           $   65*                  1.00%
o   Minimum death benefit rider (if elected)** (as a percentage of purchase payments)            .75%                .75%

We may waive or reduce these charges in certain situations. See Charges and Other Deductions.

*This charge is deducted at the time of purchase of the contract and is a one-time charge.

** The minimum death benefit rider is no longer available for sale.



The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.


Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccount):




  o   Mortality and expense risk charge      1.002%*


* Lincoln Life has contractually agreed to waive a portion of the mortality and expense risk charge to the extent needed to ensure that the contractowners and participants do not incur aggregate contract or certificate expenses that are higher than 1.325% which was the aggregate contract or certificate expense prior to the reorganization of Fund A into the LVIP Delaware Growth and Income Fund.


The next item shows the minimum and maximum total annual operating expenses charged by the fund that you may pay periodically during the time that you own the contract. The expenses are for the year ended December 31, 2008. More detail concerning the fund's fees and expenses is contained in the prospectus for the fund.





                                                    Maximum      Minimum
                                                   ---------    --------
Total Annual Fund Operating Expenses
(expenses that are deducted from fund assets,
including management fees, distribution and/or
service fees, and other expenses*):                0.41%        0.41%



* These expenses do not include any contractual waiver or reimbursement arrangements.


The following table shows the expenses charged by the fund for the year ended December 31, 2008:


(as a percentage of the fund's average net assets):



                                                                                                                      Total
                                                        Management                      Other                       Expenses
                                                           Fees        12b-1 Fees      Expenses                      (before
                                                         (before        (before        (before                         any
                                                           any            any            any          Acquired      waivers/
                                                         waivers/       waivers/       waivers/         Fund        reimburse
                                                        reimburse-     reimburse-     reimburse-      Fees and         e-
                                                          ments)   +     ments)   +     ments)   +    Expenses  =    ments)
LVIP Delaware Growth and Income Fund (Standard Class)   0.34   %       0.00   %       0.07   %       0.00   %       0.41   %



The fund has reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase ("redemption fees") not reflected in the table above. As of the date of this prospectus, it has not done so. See The Contracts - Market Timing for a discussion of redemption fees.


For information concerning compensation paid for the sale of the contracts, see Distribution of the Contracts.



EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated, and that your investment has a 5% annual return on assets and the maximum fees and expenses of the fund. The examples also assume that the minimum death benefit at the guaranteed maximum charge is in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:





                      1 year   3 years   5 years   10 years
                     -------- --------- --------- ---------
      Single Premium   $254    $  546    $  860    $1,748
    Periodic Premium   $732    $1,010    $1,308    $2,153


For more information - See Charges and Other Deductions in this prospectus. Premium taxes may also apply, although they do not appear in the Examples. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.



Summary of Common Questions

What kind of contract is this? It is a group variable annuity contract between the contractowner and Lincoln Life under which payments are allocated to the accounts of individual participants, and is one of two types: an immediate annuity or a deferred annuity. Immediate annuities may only be purchased with a single payment; deferred annuities may be purchased with a single payment or periodic payments. It may provide for a fixed annuity and/or a variable annuity. This prospectus describes the variable side of the contract. See The Contracts. This prospectus provides a general description of the contract. The contracts are no longer being sold to new contractowners. Certain benefits, features, and charges may vary in certain states. You should refer to your contract for any state-specific provisions.

What is the variable annuity account (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to the subaccount. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See Variable Annuity Account.

What is my investment choice? The VAA applies your purchase payments to buy shares in the LVIP Delaware Growth and Income Fund (fund). In turn, the fund holds a portfolio of securities consistent with its investment policy. See Investments of the Variable Annuity Account - Description of the Fund.

Who invests the money? The investment adviser for the fund is Lincoln Investment Advisors Corporation. The sub-adviser for the fund is Delaware Management Company (DMC), a series of Delaware Management Business Trust. See Investments of the Variable Annuity Account - Description of the Fund.

How does the contract work? If we approve your application, we will send you a contract. When you make purchase payments during the accumulation phase, you buy accumulation units. If you or the participant, if applicable, decides to annuitize the participant account value to receive an annuity payout, the accumulation units are converted to annuity units. Annuity payouts will be based on the number of annuity units received and the value of each annuity unit on payout days. See The Contracts.


What charges are there under the contract? We deduct sales load from each purchase payment (2% +$50 from a single payment, 4.25% from each periodic payment), along with an administrative expense ($65 from a single payment, 1.00% from each periodic premium); and if the contractowner elects the minimum death benefit, an additional charge of 0.75% from each purchase payment. We may reduce or waive these charges in certain situations. See Charges and Other Deductions.

We also will deduct any applicable premium tax from purchase payments.


See Expense Tables and Charges and Other Deductions for additional fees and expenses in these contracts, including the mortality and risk charge.


The fund's investment management fee, expenses and expense limitations, if applicable, are more fully described in the prospectus for the fund.

For information about the compensation we pay for sales of contracts, see Distribution of the Contracts.

What purchase payments must be made, and how often? Subject to the minimum payment amounts, the payments are completely flexible. See The Contracts - Periodic Purchase Payments.


How will my annuity payouts be calculated? If a participant decides to annuitize, the participant may select an annuity option and start receiving annuity payouts from the contract as a fixed option or variable option or a combination of both. See Annuity Payouts - Annuity Options. Remember that contractowners and particpants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the fund's portfolios.

What happens if the participant dies before annuitization? If the contractowner of a qualified contract elects the minimum death benefit, and the participant is age 64 or younger at the time of death, the beneficiary will receive the greater of purchase payments made on behalf of the participant (less rider premiums and withdrawals) or participant account value. If the contractowner does not elect the minimum death benefit or the annuitant is 65 or older at the time of death, the beneficiary will receive the participant account value. The beneficiary has options as to how the death benefit is paid. See Death Benefit Before the Annuity Commencement Date.


May contract value be transfered between the variable and the fixed side of the contract? Yes, with certain limits. See - The Contracts - Transfers On or Before the Annuity Commencement Date and Transfers After the Annuity Commencement Date.


May the participant surrender the participant account or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. See The Contracts - Surrenders and Withdrawals. A portion of surrender or withdrawal proceeds may be taxable. In addition, if the participant decides to take a distribution before age 591/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or a withdrawal also may be subject to 20% withholding. See Federal Tax Matters.




Condensed Financial Information
(For an accumulation unit outstanding throughout the year)

Accumulation Unit Values


The following information relating to accumulation unit values and number of accumulation units for the VAA in the period ending December 31. It should be read along with the VAA's financial statements and notes which are included in the SAI.




                                                    2008        2007        2006         2005
                                                ----------- ----------- ------------ ------------
Investment Income..............................  $    .382   $    .388    $   .354     $   .338
Expenses.......................................       .252        .297        .257         .239
                                                 ---------   ---------    --------     --------
Net investment income (loss)...................       .130        .091        .097         .099
Net realized and unrealized gain (loss) on
 investments...................................     (8.234)      1.016       2.022         .732
                                                 ---------   ---------    --------     --------
Net increase (decrease) in
 accumulation unit value.......................     (8.104)      1.107       2.119         .831
Accumulation unit value at
 beginning of period...........................     22.369      21.262      19.143       18.312
                                                 ---------   ---------    --------     --------
ACCUMULATION UNIT VALUE AT
 END OF PERIOD.................................     14.265      22.369    $ 21.262     $ 19.143
                                                 ---------   ---------    --------     --------
                        RATIOS
Ratio of expenses to average net assets........       1.33%       1.32%       1.28%        1.28%
Ratio of net investment income (loss) to
 average net assets............................        .65%        .43%        .48%         .53%
Portfolio turnover rate........................      36.35%      29.16%      28.83%       20.40%
Number of accumulation units
 outstanding at end of year
 (expresed in thousands).......................      2,617       2,912       3,330        3,689



                                                    2004         2003         2002        2001        2000        1999
                                                ------------ ------------ ----------- ----------- ----------- ------------
Investment Income..............................   $   .343     $   .245    $   .253    $   .249     $  .265     $   .283
Expenses.......................................       .218         .184        .191        .228        .275         .256
                                                  --------     --------    --------    --------     -------     --------
Net investment income (loss)...................       .125         .061        .062        .021       (.010)        0.27
Net realized and unrealized gain (loss) on
 investments...................................      1.642        3.612      (4.238)     (2.354)     (2.454)       3.106
                                                  --------     --------    --------    --------     -------     --------
Net increase (decrease) in
 accumulation unit value.......................      1.767        3.673      (4.176)     (2.333)     (2.464)       3.133
Accumulation unit value at
 beginning of period...........................     16.545       12.872      17.048      19.381      21.845       18.712
                                                  --------     --------    --------    --------     -------     --------
ACCUMULATION UNIT VALUE AT
 END OF PERIOD.................................   $ 18.312     $ 16.545    $ 12.872    $ 17.048     $19.381     $ 21.845
                                                  --------     --------    --------    --------     -------     --------
                        RATIOS
Ratio of expenses to average net assets........       1.28%        1.27%       1.28%       1.28%       1.28%        1.28%
Ratio of net investment income (loss) to
 average net assets............................        .73%         .42%        .41%        .12%       (.05)%        .14%
Portfolio turnover rate........................      38.72%       77.30%      60.26%      78.03%      66.67%       21.46%
Number of accumulation units
 outstanding at end of year
 (expresed in thousands).......................      4,103        4,466       4,747       5,305       5,787        6,366


Investment Results
At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods. Total returns include the reinvestment of all distributions, which are reflected in the changes in unit value. Performance is based on past performance and does not indicate or represent future performance.



Financial Statements

The December 31, 2008 financial statements of the VAA and the December 31, 2008 consolidated financial statements of Lincoln Life are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-800-454-6265.




The Lincoln National Life Insurance Company
The Lincoln National Life Insurance Company (Lincoln Life), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation

(LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

You or the participant, if applicable, may be permitted to make allocations to the fixed account, which is part of our general account. See The Fixed Side of the Contract. In addition, any guarantees under the contract that exceed your contract value, such as those associated with a death benefit option are paid from our general account (not the VAA). Therefore, any amounts that we may pay under the contract in excess of contract value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account. Moreover, unlike assets held in the VAA, the assets of the general account are subject to the general liabilities of the Company and, therefore, to the Company's general creditors. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other contractowner obligations.

The general account is not segregated or insulated from the claims of the insurance company's creditors. Investors look to the financial strength of the insurance companies for these insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees.

Our Financial Condition. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our general account. In general, those laws and regulations determine the amount and type of investments which we can make with general account assets.

In addition, state insurance regulations require that insurance companies calculate and establish on their financial statements, a specified amount of reserves in order to meet the contractual obligations to pay the claims of our policyholders. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of liabilities, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our general account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.

How to Obtain More Information. We encourage both existing and prospective policyholders to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the VAA, are located in the SAI. If you would like a free copy of the SAI, please write to us at: PO Box 2340, Fort Wayne, IN 46801-2340 , or call 1-800-454-6265. In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov. You may obtain our audited statutory financial statements and any unaudited statutory financial statements that may be available by visiting our website at www.LincolnFinancial.com.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity contracts based on its financial strength and/or claims-paying ability. Additional information about rating agencies is included in the Statement of Additional Information.


Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.



Fixed Side of the Contract
The value of net purchase payments (gross purchase payments minus sales and administrative expenses) allocated to the fixed side of the contract becomes part of our general account, and does not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the Indiana Insurance Department as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, we have not registered interests in the general account as a security under the Securities Act of 1933 (1933 Act) and have not registered the general account as an investment company under the Investment Company Act of 1940 (1940 Act). Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the

1940 Act. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Complete details regarding the fixed side of the contract are in the contract.

Net purchase payments allocated to the fixed side of the contract are guaranteed to be credited with a minimum interest rate, specified in the contract, of at least 3.5%. A net purchase payment allocated to the fixed side of the contract is credited with interest beginning on the next calendar day following the date of receipt if all data is complete. Lincoln Life under which payments are allocated to the accounts of individual participants may vary the way in which it credits interest to the fixed side of the contract from time to time.


ANY INTEREST IN EXCESS OF 3.5% WILL BE DECLARED IN ADVANCE AT LINCOLN LIFE'S SOLE DISCRETION. CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 3.5% WILL BE DECLARED.



Variable Annuity Account (VAA)

The VAA, which was established on September 16, 1996, was originally registered with the SEC as an open end, diversified management investment company under the provisions of the Investment Company Act of 1940 (1940 Act). A diversified investment company owns, with respect to 75% of the value of its total assets, cash and cash items, Government securities, securities of other investment companies, and other securities, with the requirements that no more than 5 percent of the value of the total assets of the investment company may be invested in one issuer and the investment company may not own more than 10 percent of the outstanding voting securities of such issuer.

Following the close of business on June 26, 2009, a reorganization occurred whereby the assets and liabilities of Fund A (other than liabilities associated with insurance obligations) were transferred to the LVIP Delaware Growth and Income Fund, a series of Lincoln Variable Insurance Products Trust, in exchange for Standard Class shares of the LVIP Delaware Growth and Income Fund. In addition, Fund A was restructured as a unit investment trust under the 1940 Act.


The fund is used to support annuity contracts offered by Lincoln Life other than the contracts described in this prospectus. The other annuity contracts may have different charges that could affect performance, and they offer different benefits.


The VAA is also a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln Life. The obligations arising under the contract are obligations of Lincoln Life. The VAA satisfies the definition of separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the fund. The contract owner or participant assumes the full investment risk for all amounts placed in the VAA.





Financial Statements

The financial statements of the VAA and consolidated financial statements of Lincoln Life are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-800-454-6265.




Investments of the Variable Annuity Account

Any purchase payments that you or the participant, if applicable, allocate to the subaccount will be allocated to the Standard Class of the fund. Shares of the fund will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The fund is required to redeem fund shares at net asset value upon our request.



Investment Adviser and Sub-Adviser

Lincoln Investment Advisors Corporation (LIA) is the investment adviser for the fund. LIA is registered under the Investment Advisers Act of 1940. As compensation for its services to the fund, the investment adviser receives a fee from the fund which is accrued daily and paid monthly. This fee is based on the net assets of the fund, as defined in the prospectus for the fund.

A sub-advisory agreement is in effect between LIA and Delaware Management Company (DMC), a series of Delaware Management Business Trust (DMBT), 2005 Market Street, Philadelphia, PA 19103, a Delaware statutory trust that is registered with the SEC as an investment adviser. DMBT is a wholly owned indirect subsidiary of Delaware Management Company, Inc. and ultimately of Lincoln National Corporation. Under the sub-advisory agreement, DMC may perform substantially all of the investment advisory services required by the fund. However, LIA remains primarily responsible for investment decisions affecting the fund, and no additional compensation from the assets of the fund is assessed as a result of this agreement.

Description of the Fund

The subaccount of the VAA is invested solely in shares of the LVIP Delaware Growth and Income Fund. The fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of the fund.


The fund offered as part of this contract may have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the fund, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of the fund will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.


Following is a brief summary of the fund description. More detailed information may be obtained from the current prospectus for the fund. You should read the fund prospectus that accompanies this prospectus carefully before investing. Please be advised that there is no assurance that the fund will achieve its stated objective.



Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.

  o LVIP Delaware Growth and Income Fund (Standard Class): Capital appreciation.
     (Subadvised by Delaware Management Company.)


Fund Shares


We will purchase shares of the fund at net asset value and direct them to the subaccount of the VAA. We will redeem sufficient shares of the fund to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. Redeemed shares are retired, but they may be reissued later.

Shares of the fund are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the subaccount established by those insurance companies to fund variable annuity and variable life insurance contracts.


When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The fund currently engages in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various contractowners participating in a fund could conflict. The fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The fund does not foresee any disadvantage to contractowners arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the prospectuses for the funds.


Reinvestment of Dividends and Capital Gain Distributions

All dividends and capital gain distributions of the fund are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as additional units, but are reflected as changes in unit values.


Addition, Deletion or Substitution of Investments

We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute the fund for all contractowners or only for certain classes of contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of contractowners.


Substitutions may be made with respect to existing investments or the investment of future purchase payments, or both. We may close the subaccount to allocations of purchase payments or contract value, or both, at any time in our sole discretion. The fund, which sells shares to the subaccount pursuant to a participation agreement, also may terminate the agreement and discontinue offering its shares to the subaccount. A substitution might also occur if shares of a fund should no longer be available, or if investment in the fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion.


We also may:
 o remove, combine, or add subaccounts and make the new subaccounts available to you at our discretion;
 o transfer assets supporting the contracts from one subaccount to another or from the VAA to another separate account;
 o combine the VAA with other separate accounts and/or create new separate accounts;
 o deregister the VAA under the 1940 Act; and
 o operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.

We may modify the provisions of the contracts to reflect changes to the subaccount and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.




Charges and Other Deductions
We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for paying the benefits under the contracts.

Our administrative services include:
 o processing applications for and issuing the contracts;

 o processing purchases and redemptions of fund shares as required;

 o maintaining records;
 o administering annuity payouts;
 o furnishing accounting and valuation services (including the calculation and monitoring of daily subaccount values);
 o reconciling and depositing cash receipts;
 o providing contract confirmations; and
 o providing toll-free inquiry services.

The benefits we provide include:
 o death benefits;
 o annuity payout benefits and
 o cash surrender value benefits.

The risks we assume include:
 o the risk that annuitants receiving annuity payouts under contracts live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed);
 o the risk that death benefits paid under the minimum death benefit option (see below) will exceed the actual contract value;
 o the risk that more owners than expected will qualify for reduced sales or administrative charges; and
 o the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the sales expense charge may not fully cover all of the sales and distribution expenses actually incurred by us. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the VAA. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.


Deductions from Purchase Payments

Under periodic payment contracts, we deduct 4.25% for sales expenses and 1% for administrative expenses from each purchase payment when it is received. Under single payment contracts, we deduct 2% plus $50 from the single purchase payment for sales expense and $65 for administrative expenses. Deductions for sales and administrative expenses made from purchase payments applied to the fixed side of the contract are the same as those made from purchase payments applied to the VAA.

If the contractowner elected the minimum death benefit, we make an additional deduction of .75% from each purchase payment. We expect to make a profit from the sale of this death benefit. This death benefit is no longer available for purchase.



Deductions from the VAA


We apply to the daily net asset value of the subaccount a charge which is equal to an annual rate of:



Fund A Annual Expenses (as a percentage of average daily net assets in the subaccount):




  o   Mortality and expense risk charge      1.002%*


* Lincoln Life has contractually agreed to waive a portion of the mortality and expense risk charge to the extent needed to ensure that the contractowners and participants do not incur aggregate contract or certificate expenses that are higher than 1.325%, which was the aggregate contract or certificate expense prior to the reorganization of Fund A into the LVIP Delaware Growth and Income Fund.

Deduction for Premium Taxes

We will deduct from purchase payments any premium tax or other tax levied by any governmental entity with regard to the contracts. The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of the contractowner's state of residence. The tax ranges from 0% to 3.5%.


Other Charges and Deductions

There are additional deductions from and expenses paid out of the assets of the underlying fund that are more fully described in the prospectus for the fund.



Additional Information

The sales and administrative charges described previously may be reduced or eliminated for any particular contract. However, these charges will be reduced only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. Lower distribution and administrative expenses may be the result of economies associated with:
 o the use of mass enrollment procedures;
 o the performance of administrative or sales functions by the employer;
 o the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees; or
 o any other circumstances which reduce distribution or administrative expenses.

The exact amount of sales and administrative charges applicable to a particular contract will be stated in that contract.

In accordance with the terms of the periodic payment contract, on each anniversary after the second anniversary, the terms of the contract, including the charges, may be modified. The contractowner will receive at least 90 days written notice of a modification to the contract, and no modification will affect any account which has been annuitized prior to the effective date of the modification.



The Contracts

Purchase of Contracts

We no longer offer contracts for sale. However, existing contractowners (and participants if applicable) can make periodic purchase payments under the periodic contracts.

This prospectus describes group variable annuity contracts under which we allocate payments to the accounts of individual participants. Each participant under the group variable annuity contract receives a certificate which summarizes the provisions of the group contract and is proof of participation. The participant names a beneficiary of the death benefit and elects the annuity option. Each contractowner elects whether the standard or minimum death benefit rider applies to the contract. The death benefit option selected by the contractowner will apply to all participants in that group. Either the contractowner or the participant, if allowed by the contractowner, may chose whether to invest in the subaccount or the fixed account. The participant's share of the contract value is called the participant account value.



Periodic Purchase Payments

Periodic purchase payments are payable to us at a frequency and in an amount the contractowner selected in the application. Additional purchase payments must be for at least $25 per payment, and total at least $600 annually. If the contractowner stops making purchase payments, the contract will remain in force as a paid-up contract. However, we may terminate the contract as allowed by the contractowner's state's non-forfeiture law for deferred annuities. If you submit a purchase payment to your agent, we will not begin processing the purchase payment until we receive it from our agent's broker-dealer.


Valuation Date

Accumulation and annuity units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.


Allocation of Purchase Payments


Purchase payments are placed into the VAA's subaccount or into the fixed account, according to the contractowner's instructions, or participant's instructions, if applicable. Net purchase payments allocated to the VAA are converted into accumulation units and are credited to the account of each participant. The number of accumulation units credited is determined by dividing the net purchase payment by the value of an accumulation unit on the valuation date on which the purchase payment is received at our home office if received before 4:00 p.m., New York time. If the purchase payment is received at or after 4:00 p.m., New York time, we will process the request using the accumulation unit value computed on the next valuation date. The number of accumulation units determined in this way is not changed by any subsequent change in the value of an accumulation unit. However, the dollar value of an accumulation unit will vary depending not only upon how well the fund performs, but also upon the expenses of the VAA and the fund.



Valuation of Accumulation Units


Net purchase payments allocated to the VAA are converted into accumulation units. This is done by dividing the amount allocated by the value of an accumulation unit for the valuation period during which the purchase payments are allocated to the VAA. The accumulation unit value for the subaccount was established at the inception of the subaccount. It may increase or decrease from valuation period to valuation period. Accumulation unit values are affected by investment performance of the fund, fund expenses, and the deduction of certain contract charges. We determine the value of an accumulation unit on the last day of any following valuation period as follows:



1. The total value of the fund shares held in the subaccount is calculated by multiplying the number of fund shares owned by the subaccount at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the valuation period; minus

2. The liabilities of the subaccount at the end of the valuation period; these liabilities include daily charges imposed on the subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3. The result is divided by the number of subaccount units outstanding at the beginning of the valuation period.


The daily charges imposed on the subaccount for any valuation period are equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the valuation period.


Transfers On or Before the Annuity Commencement Date

The contractowner or participant, if applicable, may transfer all or any part of the contract value from the subaccount to the fixed side of the contract.

The contractowner or participant, if applicable, may also transfer all or any part of the contract value from the fixed account to the subaccount subject to the following restrictions:


(1) the sum of the percentages of fixed value transferred is limited to 25% of the value of the fixed side in any 12-month period; and

(2) the minimum amount which can be transferred is $300 or the amount in the fixed account.


Market Timing


Frequent, large, or short-term transfers among the subaccount and the fixed account, such as those associated with "market timing" transactions, can affect the fund and its investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the fund. As an effort to protect our contractowners and the fund from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the subaccount and the fixed account that may affect other contractowners or fund shareholders.


In addition, the fund may have adopted its own policies and procedures with respect to frequent purchases and redemptions of its respective shares. The prospectus for the fund describes any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among subaccounts. While we reserve the right to enforce these policies and procedures, contractowners and other persons with interests under the contracts should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the fund. However, under SEC rules, we are required to: (1) enter into a written agreement with each fund or its principal underwriter that obligates us to provide to the fund promptly upon request certain information about the trading activity of individual contractowners, and (2) execute instructions from the fund to restrict or prohibit further purchases or transfers by specific contractowners who violate the excessive trading policies established by the fund.

You should be aware that the purchase and redemption orders received by the fund generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the fund's ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the fund (and thus our contractowners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the fund. In addition, if a fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by contractowners within given periods of time. In addition, managers of the fund might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from subaccount to subaccount to comply with specific fund policies and procedures.


We may increase our monitoring of contractowners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same contractowner if that contractowner has been identified as a market timer. For each contractowner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the fund that may not have been captured by our Market Timing Procedures.

Once a contractowner has been identified as a "market timer" under our Market Timing Procedures, we will notify the contractowner in writing that future transfers (among the subaccount and the fixed account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the calendar year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a contractowner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 or 2 business days. We will impose this "original signature" restriction on that contractowner even if we cannot identify, in the particular circumstances, any harmful effect from that contractowner's particular transfers.


Contractowners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of contractowners determined to be engaged in such transfer activity that may adversely affect other contractowners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.


Our Market Timing Procedures are applied consistently to all contractowners. An exception for any contractowner will be made only in the event we are required to do so by a court of law. In addition, the fund may also be available as an investment option for owners of other, older life insurance policies issued by us. Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the fund, we cannot guarantee that the fund will not suffer harm from frequent, large, or short-term transfer activity among the subaccount and the fixed accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.


In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all contractowners or as applicable to all contractowners investing in underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.


Some of the funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the fund's investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of the fund available through the VAA, including any refusal or restriction on purchases or redemptions of the fund shares as a result of the fund's own policies and procedures on market timing activities. If the fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 or 2 business days. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. The fund also may impose redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the fund. You should read the prospectus of the fund for more details on its redemption fees and its ability to refuse or restrict purchases or redemptions of its shares.



Transfers After the Annuity Commencement Date


The contractowner or participant, if applicable, may transfer all or a portion of the investment in the VAA to the fixed side of the contract. Those transfers will be limited to three times per contract year. Currently, there is no charge for these transers, but we reserve the right to impose a charge. However, after the annuity commencement date, no transfers are allowed from the fixed side of the contract to the variable side of the contract.

Death Benefit Before the Annuity Commencement Date


If the participant dies prior to the annuity commencement date, a death benefit is payable.

The participant may designate a beneficiary and change the beneficiary by filing a written request with our home office. Each change of the beneficiary revokes any previous designation. We reserve the right to request that the contract for endorsement of a change of beneficiary be sent to us.

Qualified Contracts. There are two death benefit provisions available. At the time of purchase, the contractowner elected either the standard death benefit or, for a premium, the Minimum Death Benefit rider.

Standard death benefit. If the participant dies prior to the annuity commencement date, we will pay the beneficiary the value of the participant account.

Minimum Death Benefit rider. If the participant dies prior to the annuity commencement date and before age 65, we will pay to the beneficiary the greater of the participant account value or net purchase payments (i.e., the sum of all purchase payments made on behalf of the deceased participant minus any withdrawals, partial annuitizations, premium taxes incurred, and rider premiums). If the participant dies on or after age 65, the beneficiary will receive the participant account value.

Nonqualified Contracts. Prior to the annuity commencement date, a death benefit equal to the participant account value will be paid upon the death of the participant.


General Information


The value of the death benefit will be determined as of the date on which the death claim is approved for payment. This payment will occur upon receipt of:

(1) proof, satisfactory to us, of the death;

(2) written authorization for payment; and

(3) our receipt of all required claim forms, fully completed.


If the death benefit becomes payable upon the death of the participant, the beneficiary may elect to receive payment either in the form of a lump sum settlement or an annuity payout. Federal tax law requires that an annuity election be made no later than 60 days after we receive satisfactory notice of death as discussed previously. If an election has not been made by the end of the 60 day period, a lump sum settlement will be made to the beneficiary at that time.


If a lump sum settlement is requested, the proceeds will be mailed within seven days of receipt of satisfactory claim documentation as discussed previously, subject to the laws and regulations governing payment of death benefits. This payment may be postponed as permitted by the 1940 Act.

Payment will be made in accordance with applicable laws and regulations governing payment of death benefits. Notwithstanding any provision to the contrary, the payment of death benefits provided under the contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time.

The tax code requires that any distribution be paid within five years of the death of the participant unless the beneficiary begins receiving, within one year of the participant's death, the distribution in the form of a life annuity or an annuity for a designated period not exceeding the beneficiary's life expectancy.

Unless otherwise provided in the beneficiary designation, one of the following procedures will take place on the death of the beneficiary:


1. If any beneficiary dies before the participant, that beneficiary's interest will go to any other beneficiaries named, according to their respective interests (There are no restrictions on the beneficiary's use of the proceeds.); and/or

2. If no beneficiary survives the participant, the proceeds will be paid to the participant's estate.


Surrenders and Withdrawals


Before the annuity commencement date, we will allow the surrender of the contract or a withdrawal of a portion of the contract value upon your written request, subject to the rules discussed below. Surrender or withdrawal rights after the annuity commencement date depend on the annuity payout option selected.

The amount available upon surrender/withdrawal is the contract value at the end of the valuation period during which the written request for surrender/withdrawal is received at the home office. If we receive a surrender or withdrawal request at or after 4:00 p.m., New York time, we will process the request using the accumulation unit value computed on the next valuation date. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the home office. The payment may be postponed as permitted by the 1940 Act.

The tax consequences of a surrender/withdrawal are discussed later in this prospectus. See Federal Tax Matters.

Participants in the Texas Optional Retirement Program should refer to the Restrictions Under the Texas Optional Retirement Program, later in this prospectus.

We may terminate the contract if the frequency of purchase payments or the contract value falls below the contractowner's state's minimum standards.

For contracts issued in connection with qualified plans, including H.R.-10 plans and tax-deferred annuity plans, participants should consult the terms of the plan for limitations on early surrender or payment. See Federal Tax Matters and the SAI.


For other contracts, if the contractowner stops making purchase payments for a participant before the annuity commencement date, a participant has the following options:

1. The participant may direct us to apply the participant's account value to provide annuity payments under the selected annuity option. See Annuity Payouts - Annuity Options.

2. A participant may surrender all or any portion of the participant's account value by submitting a written request for surrender and the certificate to our home office. The participant will receive his or her account value determined as of the day of the surrender.

3. A participant may also purchase an individual variable annuity contract currently being issued by Lincoln Life by contacting their broker-dealer representative.



Delay of Payments

Contract proceeds from the VAA will be paid within seven days, except:
 o when the NYSE is closed (other than weekends and holidays);
 o times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the fund cannot redeem shares; or
 o when the SEC so orders to protect contractowners.

Payment of proceeds from the fixed account may be delayed for up to six months.


Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a purchase payment and/or deny payment of a request for transfers, withdrawals, surrenders, or death benefits, until instructions are received from the appropriate regulator. We also may be required to provide additional information about a contractowner's account to government regulators.


Reinvestment Privilege


You or the participant may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal.

This election must be made by your written authorization to us on an approved Lincoln reinvestment form and received in our Home office within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this prospectus. In the case of a qualified retirement plan, a representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this prospectus are designed. The number of accumulation units which will be credited when the proceeds are reinvested will be based on the value of the accumulation unit(s) on the next valuation date. This computation will occur following receipt of the proceeds and request for reinvestment at the Home office. You may utilize the reinvestment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions (and a Form 1099 may be issued, if applicable). You should consult a tax adviser before you request a surrender/withdrawal or subsequent reinvestment purchase.



Amendment of Contract

We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state's insurance department (if required).

Otherwise, we cannot modify the contract without contractowner approval until the contract has been in force for at least three years. We also cannot modify the contract as it applies to retired participants unless we get their written consent.


Ownership


The owner on the date of issue will be the entity designated in the contract specifications.

As contractowner, you have all rights under the contract. A contractowner who is a custodian or trustee may provide certain ownership rights to the participant/annuitant. According to Indiana law, the assets of the VAA are held for the exclusive benefit of all contractowners, participants and their designated beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified contracts may not be assigned or transferred except as permitted by applicable law and upon written notification to us. We assume no responsibility for the validity or effect of any assignment. Consult your tax adviser about the tax consequences of an assignment.



Contractowner Questions

The obligations to purchasers under the contracts are those of Lincoln Life. Contracts, endorsements and riders may vary as required by state law. This prospectus provides a general description of the contract. Questions about your contract should be directed to us at 1-800-454-6265.


Annuity Payouts

When you applied for a contract, you could select any annuity commencement date permitted by law. (Please note the following exception: Contracts issued under qualified employee pension and profit-sharing trusts [described in Section 401(a) and tax exempt under Section 501(a) of the tax code] and qualified annuity plans [described in Section 403(a) of the tax code], including H.R. 10 trusts and plans covering self-employed individuals and their employees, provide for annuity payouts to start at the date and under the option specified in the plan.)

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the contract value may be used to purchase an annuity payout option.


You or the participant, if applicable, may elect annuity payouts in monthly, quarterly, semiannual or annual installments. If the payouts would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. The amount of each annuity payout will depend upon the frequency of payout you select. For example, if you select frequent payments (e.g., monthly), the amount of each payout will be lower than if you choose a less frequent payout (e.g., annual installments). Also, the amount of each annuity payout will depend upon the duration of payout you select. For example, if you choose the Life Annuity option, the amount of each payout likely will be higher than if you choose the Joint Life Annuity since the Life Annuity assumes a shorter period of time than the Joint Life Annuity. Following are explanations of the annuity options available.



Annuity Options

Payouts Guaranteed for Designated Period. This option guarantees periodic payouts during a guaranteed period, usually 10 or 20 years. However, under contracts issued in connection with Section 403(b) plans, this option is not available if the sum of the number of years over which monthly payouts would be made and the age of the annuitant on the first scheduled payment date is greater than 95.

Life Annuity with Payouts Guaranteed for Designated Period. This option guarantees periodic payouts during a designated period, usually 10, 15 or 20 years, and then continues throughout the lifetime of the annuitant. The designated period is selected by the participant.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the annuitant with the guarantee that upon death a payout will be made of the value of the number of annuity units (see Variable Annuity Payouts) equal to the excess, if any, of:
 o the total amount applied under this option divided by the annuity unit value for the date payouts begin, divided by
 o the annuity units represented by each payout to the annuitant multiplied by the number of payouts paid before death.

The value of the number of annuity units is computed on the date the death claim is approved for payment by the home office. (Not available as a fixed payout.)


Annuity Settlement. This option offers payouts in the form provided by any single payment immediate annuity contract issued by us on the date the proceeds become payable. However, the amount of the first payment shall be 103% of the first payment which such proceeds would otherwise provide under such annuity contract on the basis of the Company's rates in effect on such date. In calculating the first payment under the single payment immediate annuity contract selected under this option, we assume that a deduction for sales and administrative expenses has been made from the amount applied.


Life Annuity. This option offers a periodic payout during the lifetime of the annuitant and ends with the last payout before the death of the annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a death benefit for beneficiaries. However, there is the risk under this option that the recipient would receive no payouts if the annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor.

Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. When one of the joint annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

If any payee dies after an annuity payout becomes operative, then we will pay the following to the payee's estate (unless otherwise specified in the election option):
 o the present value of unpaid payments under the payouts guaranteed for designated period or life annuity with payouts guaranteed for designated period;
 o the amount payable at the death of the payee under the unit refund life annuity; or
 o the proceeds remaining with Lincoln Life under the payouts guaranteed for designated amount or interest income, if available.

If the annuity settlement has been selected and becomes operative, when the last payee dies, we will pay the remainder of the contract in a single sum to the last payee's estate (unless otherwise specified in the election option).

Present values will be based on the Assumed Investment Rate [See Assumed Investment Rate (AIR)] used in determining annuity payments. The mortality and expense risk charge and the charge for administrative services will be assessed on all annuity options, including those that do not have a life contingency and thus no mortality risks.

General Information

None of the options listed above currently provides withdrawal features, permitting the contractowner to withdraw commuted values as a lump sum payment. Other options, with or without withdrawal features, may be made available by us. Options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401 (a)(9) of the tax code, if applicable.


The annuity commencement date must be at least one year from the effective date of the contract but before the annuitant's 85th birthday. You may change the annuity commencement date up to 30 days before the scheduled annuity commencement date, upon written notice to the Home office. You must give us at least 30 days notice before the date on which you want payouts to begin. If proceeds become available to a beneficiary in a lump sum, the beneficiary may choose any annuity payout option.


Unless you select another option, the contract automatically provides for a life annuity with annuity payouts guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the annuitant's death (or surviving annuitant's death in case of joint life annuity) will be paid to the beneficiary as payouts become due after we are in receipt of:
 o proof, satisfactory to us, of the death;
 o written authorization for payment; and
 o all claim forms, fully completed.

Once you begin to receive annuity payouts, you cannot change the payout option, payout amount, or payout period. You may transfer from the VAA to the fixed side of the contract three times per contract year, but you may not transfer from the fixed side of the contract to the VAA after the annuity commencement date.


Assumed Investment Rate (AIR)

The contractowner may elect an AIR of 3.5%, 4.5%, 5% or 6%, as state law or regulations permit. These AIRs are used to determine the required level of employer contributions in connection with certain pension plans. They do not reflect how the value of the Fund's investments has grown or will grow.

The contractowner's choice of AIR affects the pattern of annuity payments. A higher AIR will produce a higher initial payment but a more slowly rising series of subsequent payments (or a more rapidly falling series of subsequent payments) than a lower AIR.

The following table shows the annuity unit values at each year end for the different AIRs:



                        Assumed Investment Rate
                                December
Annuity UnitValues                 31
-------------------- ------------------------------
                       3.5%    4.5%     5%     6%
                     ------- ------- ------- ------
  1998.............. 6.353   4.699   4.045   3.004
  1999.............. 7.167   5.250   4.500   3.309
  2000.............. 6.144   4.458   3.801   2.770
  2001.............. 5.221   3.751   3.184   2.298
  2002.............. 3.808   2.710   2.289   1.637
  2003.............. 4.730   3.334   2.803   1.985
  2004.............. 5.057   3.531   2.954   2.072
  2005.............. 5.108   3.532   2.941   2.044
  2006.............. 5.483   3.755   3.111   2.142
  2007.............. 5.572   3.779   3.117   2.125

Variable Annuity Payouts

Variable annuity payouts will be determined using:
 o The contract value on the annuity commencement date, less applicable premium taxes;
 o The annuity tables contained in the contract;
 o The annuity option selected; and
 o The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of annuity units equal to the first periodic payout divided by the annuity unit value; and

3. Calculate the value of the annuity units each period thereafter.

We may use sex distinct tables in contracts that are not associated with employer sponsored plans.

When calculating the first payment under a single payment immediate annuity contract, assume that a deduction for sales and administrative expenses (which currently amounts to 2% plus $115 for single payment variable annuity contracts) has been made from the amount applied under this provision.

Immediate Annuity Contracts. For immediate annuities, the number of annuity units purchased is specified in the contract. We determine the number of annuity units by:

(a) multiplying the net single payment (after deductions) by the applicable annuity factor from the annuity table that we are then using for immediate variable annuity contracts, and then

(b) dividing by the value of the annuity unit based on the net investment factor calculated on the valuation date of the day or the day after the contract was issued.

This number of annuity units does not change during the annuity period, and we determine the dollar amount of the annuity payment by multiplying the number of annuity units by the then value of an annuity unit.




Federal Tax Matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.


Nonqualified Annuities

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the tax code. We may not offer nonqualified annuities for all of our annuity products.

Tax Deferral On Earnings

The Federal income tax law generally does not tax any increase in your contract value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:
 o An individual must own the contract (or the tax law must treat the contract as owned by an individual).
 o The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.
 o Your right to choose particular investments for a contract must be limited.
 o The annuity commencement date must not occur near the end of the annuitant's life expectancy.


Contracts Not Owned By An Individual

If a contract is owned by an entity (rather than an individual) the tax code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earnings, bonus credits and persistency credits, if applicable, are contracts issued to a corporation or a trust. Exceptions to this rule exist. For example, the tax code treats a contract as owned by an individual if the named owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees.


Investments in the VAA Must Be Diversified

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract purchase payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."


Restrictions

Federal income tax law limits your right to choose particular investments for the contract. Because the I.R.S. has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income, bonus credits, persistency credits and gains, if applicable, from those assets. We do not know what limits may be set by the I.R.S. in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.



Loss Of Interest Deduction

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses.


Age At Which Annuity Payouts Begin

Federal income tax rules do not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract's purchase payments, bonus credits, persistency credits and earnings. If annuity payouts under the contract begin or are scheduled to begin on a date past the annuitant's 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Federal income tax purposes. In that event, you would be currently taxed on the excess of the contract value over the purchase payments of the contract.


Tax Treatment Of Payments

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity for Federal income tax purposes and that the tax law will not tax any increase in your contract value until there is a distribution from your contract.


Taxation Of Withdrawals And Surrenders

You will pay tax on withdrawals to the extent your contract value exceeds your purchase payments in the contract. This income (and all other income from your contract) is considered ordinary income (and does not receive capital gains treatment and is not qualified dividend income). A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your purchase payments. In certain circumstances, your purchase payments are reduced by amounts received from your contract that were not included in income. Surrender and reinstatement of your contract will generally be taxed as a withdrawal.

Taxation Of Annuity Payouts

The tax code imposes tax on a portion of each annuity payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your purchase payments in the contract. We will notify you annually of the taxable amount of your annuity payout. Once you have recovered the total amount of the purchase payment in the contract, you will pay tax on the full amount of your annuity payouts. If annuity payouts end because of the annuitant's death and before the total amount in the contract have been distributed, the amount not received will generally be deductible. If withdrawals, other than regular income payments, are taken from during the Access Period, they are taxed subject to an exclusion ratio that is determined based on the amount of the payment.


Taxation Of Death Benefits

We may distribute amounts from your contract because of the death of a contractowner or an annuitant. The tax treatment of these amounts depends on whether you or the annuitant dies before or after the annuity commencement date.

Death prior to the annuity commencement date:
 o If the beneficiary receives death benefits under an annuity payout option, they are taxed in the same manner as annuity payouts.
 o If the beneficiary does not receive death benefits under an annuity payout option, they are taxed in the same manner as a withdrawal.

Death after the annuity commencement date:
 o If death benefits are received in accordance with the existing annuity payout option, they are excludible from income if they do not exceed the purchase payments not yet distributed from the contract. All annuity payouts in excess of the purchase payments not previously received are includible in income.
 o If death benefits are received in a lump sum, the tax law imposes tax on the amount of death benefits which exceeds the amount of purchase payments not previously received.


Penalty Taxes Payable On Withdrawals, Surrenders, Or Annuity Payouts

The tax code may impose a 10% penalty tax on any distribution from your contract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders, or annuity payouts that:
 o you receive on or after you reach 591/2,
 o you receive because you became disabled (as defined in the tax law),
 o a beneficiary receives on or after your death, or
 o you receive as a series of substantially equal periodic payments based on your life (or life expectancy).


Special Rules If You Own More Than One Annuity Contract

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an annuity payout, a surrender, or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the tax code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an annuity payout that you must include in income and the amount that might be subject to the penalty tax described previously.


Loans and Assignments

Except for certain qualified contracts, the tax code treats any amount received as a loan under your contract, and any assignment or pledge (or agreement to assign or pledge) of any portion of your contract value, as a withdrawal of such amount or portion.


Gifting A Contract

If you transfer ownership of your contract, other than to your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your contract value to the extent it exceeds your purchase payments not previously received. The new owner's purchase payments in the contract would then be increased to reflect the amount included in income.


Charges For Additional Benefits

Your contract automatically includes a basic death benefit and may include other optional riders. Certain enhancements to the basic death benefit may be available to you. The cost of the basic death benefit and any additional benefit are deducted from your contract. It is possible that the tax law may treat all or a portion of the death benefit charge and for other optional riders, if any, as a contract withdrawal.

Qualified Retirement Plans

We also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called "qualified contracts." We issue contracts for use with various types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this prospectus does not attempt to provide more than general information about the use of the contract with the various types of qualified plans. Persons planning to use the contract in connection with a qualified plan should obtain advice from a competent tax adviser.

Types Of Qualified Contracts And Terms Of Contracts

Qualified plans include:
 o Individual Retirement Accounts and Annuities ("Traditional IRAs")
 o Roth IRAs
 o Traditional IRA that is part of a Simplified Employee Pension Plan ("SEP")
 o SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)
 o 401(a) plans (qualified corporate employee pension and profit-sharing plans)
 o 403(a) plans (qualified annuity plans)
 o 403(b) plans (public school system and tax-exempt organization annuity plans)
 o H.R. 10 or Keogh Plans (self-employed individual plans)
 o 457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)
 o Roth 403(b) plans

We do not offer certain types of qualified plans for all of our annuity products. Check with your representative concerning qualified plan availability for this product.

We will amend contracts to be used with a qualified plan as generally necessary to conform to the tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we consent.

If your contract was issued pursuant to a 403(b) plan, we now are generally required to confirm, with your 403(b) plan sponsor or otherwise, that contributions (purchase payments), as well as surrenders, loans or transfers you request, comply with applicable tax requirements and to decline purchase payments or requests that are not in compliance. We will defer crediting purchase payments we receive or processing payments you request until all information required under the tax law has been received. By directing purchase payments to the contract or requesting a surrender, loan or transfer, you consent to the sharing of confidential information about you, the contract, and transactions under the contract and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

Also, for 403(b) contracts issued on or after January 1, 2009, amounts attributable to employer contributions are subject to restrictions on withdrawals specified in your employer's 403(b) plan, in order to comply with new tax regulations (previously, only amounts attributable to your salary-reduction contributions were subject to withdrawal restrictions). Amounts transferred to a 403(b) contract from other 403(b) contracts or accounts must generally be subject to the same restrictions on withdrawals applicable under the prior contract or account.

Tax Treatment Of Qualified Contracts

The Federal income tax rules applicable to qualified plans and qualified contracts vary with the type of plan and contract. For example:

 o Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, e.g., the participant's compensation.

 o Minimum annual distributions are required under most qualified plans once you reach a certain age, typically age 701/2, as described below.
 o Loans are allowed under certain types of qualified plans, but Federal income tax rules prohibit loans under other types of qualified plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan's duration, the rate of interest, and the manner of repayment. Your contract or plan may not permit loans.

Tax Treatment Of Payments

The Federal income tax rules generally include distributions from a qualified contract in the participant's income as ordinary income. These taxable distributions will include purchase payments that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for purchase payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.


Required Minimum Distributions


Under most qualified plans, you must begin receiving payments from the contract in certain minimum amounts by the later of age 701/2 or retirement. You are required to take distributions from your traditional IRAs beginning in the year you reach age 701/2. If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.


The IRS has issued new regulations concerning required minimum distributions. The regulations may impact the distribution method you have chosen and the amount of your distributions. Under new regulations, the presence of an enhanced death benefit, or other benefit which could provide additional value to your contract, may require you to take additional distributions. An enhanced death benefit is any death benefit that has the potential to pay more than the contract value or a return of purchase payments. Annuity contracts inside Custodial or Trusteed IRAs will also be subject to these regulations. Please contact your tax adviser regarding any tax ramifications.

Congress enacted The Worker, Retiree, and Employer Recovery Act of 2008 (the
Act) in December, 2008. The Act includes a number of relief provisions, including the suspension of the RMD requirement for IRAs and certain qualified plans in 2009. You should consult your tax advisor to determine whether the RMD relief applies to your annuity contract. If your RMD is currently paid automatically each year, Lincoln will not make any changes to your payments for 2009 unless you specifically request that a change be made.

Federal Penalty Taxes Payable On Distributions


The tax code may impose a 10% penalty tax on a distribution from a qualified contract that must be included in income. The tax code does not impose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender, or annuity payout:
 o received on or after the annuitant reaches 591/2,
 o received on or after the annuitant's death or because of the annuitant's disability (as defined in the tax law),
 o received as a series of substantially equal periodic payments based on the annuitant's life (or life expectancy), or
 o received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.


Transfers And Direct Rollovers

As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, you may be able to move funds between different types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able to rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b) non-governmental tax-exempt plans. There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers of after-tax amounts). If the applicable rules are not followed, you may incur adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribution, we will provide a notice explaining tax withholding requirements (see Federal Income Tax Withholding). We are not required to send you such notice for your IRA. You should always consult your tax adviser before you move or attempt to move any funds.


Death Benefit And IRAs

Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the death benefit from being provided under the contract when we issue the contract as a Traditional or Roth IRA. However, the law is unclear and it is possible that the presence of the death benefit under a contract issued as a Traditional or Roth IRA could result in increased taxes to you. Certain death benefit options may not be available for all of our products.



Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or annuity payout is requested, we will give you an explanation of the withholding requirements.

Certain payments from your contract may be considered eligible rollover distributions (even if such payments are not being rolled over). Such distributions may be subject to special tax withholding requirements. The Federal income tax withholding rules require that we withhold 20% of the eligible rollover distribution from the payment amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts. The IRS requires that tax be withheld, even if you have requested otherwise. Such tax withholding requirements are generally applicable to 401(a), 403(a) or
(b), HR 10, and 457(b) governmental plans and contracts used in connection with these types of plans.



Our Tax Status


Under existing Federal income tax laws, we do not pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any Federal income tax liability on the income and gains earned by the VAA. Therefore, we do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.


Changes In The Law


The above discussion is based on the tax code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.


Voting Rights

Contractowners cast votes on behalf of participants. The voting will be done according to the instructions of the participants who have interests in the Fund. The number of votes the contractowners have the right to cast will be determined as follows:
 o for participants in the accumulation period, the number of votes equals the number of accumulation units;
 o for annuitants receiving annuity payments, the number of votes equals:

     (a) the amount of assets in the Fund established to meet the annuity obligations related to such annuitants divided by

     (b) the value of an accumulation unit.

Fractional shares will be recognized in determining the number of votes.

During the annuity period, every participant has the right to give instructions regarding all votes attributable to the assets established in the Fund to meet the annuity obligations related to that participant. If a contractowner receives no instructions from the relevant participant, or if there is no participant entitled to give voting instructions, the contractowner may cast the votes in his or her sole discretion.

Whenever a meeting of the Fund is called, each contractowner and each participant having a voting interest in the Fund will receive proxy material, reports, and other materials.


Distribution of the Contracts

Lincoln Financial Distributors ("LFD") serves as Principal Underwriter of this contract. LFD is affiliated with Lincoln Life and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA. The Principal Underwriter has entered into selling agreements with Lincoln Financial Advisors ("LFA"), also an affiliate of ours. The Principal Underwriter has also entered into selling agreements with broker-dealers that are unaffiliated with us. While the Principal Underwriter has the legal authority to make payments to broker-dealers which have entered into selling agreements, we will make such payments on behalf of the Principal Underwriter in compliance with appropriate regulations. We also pay on behalf of LFD certain of its operating expenses related to the distribution of this and other of our contracts. The following paragraphs describe how payments are made by us and The Principal Underwriter to various parties,

Compensation Paid to LFA. The maximum commission the Principal Underwriter pays to LFA is 5.10% of purchase payments, plus up to 0.25% quarterly based on contract value. LFA may elect to receive a lower commission when a purchase payment is made along with an earlier quarterly payment based on contract value for so long as the contract remains in effect. Upon annuitization, the maximum commission the Principal Underwriter pays to LFA is 5.10% of annuitized value/or ongoing annual compensation of up to 1.00 of annuity value or statutory reserves.

Lincoln Life also pays for the operating and other expenses of LFA, including the following sales expenses: sales representative training allowances; compensation and bonuses for LFA's management team; advertising expenses; and all other expenses of distributing the contracts. LFA pays its sales representatives a portion of the commissions received for their sales of contracts. LFA sales representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that we may provide jointly with LFA. Non-cash compensation items may include conferences, seminars, trips, entertainment, merchandise and other similar items. In addition, LFA sales representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the contracts may help LFA sales representatives and/or their managers qualify for such benefits. LFA sales representatives and their managers may receive other payments from us for services that do not directly involve the sale of the contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

Compensation Paid to Unaffiliated Selling Firms. The Principal Underwriter pays commissions to all Selling Firms. The maximum commission the Principal Underwriters pays to Selling Firms, other than LFA, is 2.50% of purchase payments, plus up to 0.30% quarterly based on contract value. Some Selling Firms may elect to receive a lower commission when a purchase payment is made along with an earlier quarterly payment based on contract value for so long as the contract remains in effect. Upon annuitization, the maximum commission the Principal Underwriter pays to Selling Firms is 4.00% of annuitized value and/or ongoing annual compensation of up to 1.15% of annuity value or statutory reserves. LFD also acts as wholesaler of the contracts and performs certain marketing and other functions in support of the distribution and servicing of the contracts.

LFD may pay certain Selling Firms or their affiliates additional amounts for:
(1) "preferred product" treatment of the contracts in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the contracts; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the Selling Firm offers.

Lincoln Life may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the contracts, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the contracts. LFD, as wholesaler, may make bonus payments to certain Selling Firms based on aggregate sales of our variable insurance contracts (including the contracts) or persistency standards. These additional payments are not offered to all Selling Firms, and the terms of any particular agreement governing the payments may vary among Selling Firms.

These additional types of compensation are not offered to all Selling Firms. The terms of any particular agreement governing compensation may vary among Selling Firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide Selling Firms and/or their registered representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which a Selling Firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. Additional information relating to compensation paid in 2007 is contained in the Statement of Additional Information (SAI).

Compensation Paid to Other Parties. Depending on the particular selling arrangements, there may be others whom LFD compensates for the distribution activities. For example, LFD may compensate certain "wholesalers", who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the contracts. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the contracts, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to contract owners or the Fund. All compensation is paid from our resources, which include fees and charges imposed on your contract.


State Regulation

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana Commissioner of Insurance. Our books and accounts are subject to review and examination by the Indiana Department of Insurance at all times. A full examination of our operations is conducted by that Department at least every five years.


Restrictions Under the Texas Optional Retirement Program

Title 8, Section 830.105 of the Texas Government Code, consistent with prior interpretations of the Attorney General of the State of Texas, permits participants in the Texas Optional Retirement Program (ORP) to redeem their interest in a variable annuity contract issued under the ORP only upon:
 o Termination of employment in all institutions of higher education as defined in Texas law;
 o Retirement; or
 o Death.

Accordingly, a participant in the ORP will be required to obtain a certificate of termination from their employer before accounts can be redeemed.


Records and Reports


As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. Certain records and accounts of the Fund may also be maintained by the Fund's subadviser and custodian. Also, accounts, books, and other documents are maintained by The Bank of New York Mellon (the Fund's accounting services provider), 135 Santilli Highway, Everett, Massachusetts 02149-1950; and Delaware Services Company, Inc. (The Fund's fund accounting and financial administration oversight provider), One commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103.

Other Information

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the VAA, Lincoln Life and the contracts offered. Statements in this prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.


Legal Proceedings


In the ordinary course of its business, Lincoln Life, the VAA, and the principal underwriter may become or are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of Lincoln Life, the financial position of the VAA, or the principal underwriter.

Statement of Additional Information
Table of Contents for Lincoln National Variable Annuity Fund A



Item                                              Page
Special terms                                    B-2
Investment Objectives and Policies of the Fund   B-2
Managers and Officers                            B-2
Proxy Voting Policies and Procedures             B-6
Investment Advisory and Related Services         B-6
Portfolio Managers                               B-6
Portfolio Transactions and Brokerage             B-6
Purchase and Pricing of Securities Being
Offered                                          B-7
Other Services                                   B-8
Principal Underwriter                            B-9
Determination of Accumulation Unit Value         B-9
Capital Markets                                  B-9
Advertising & Ratings                            B-9
Financial Statements                             B-9
Appendix A                                       B-10
Appendix B                                       B-11


For a free copy of the SAI complete the form below.





                Statement of Additional Information Request Card
         Lincoln National Variable Annuity Fund A (Individual or Group)




Please send me a free copy of the current Statement of Additional Information for Lincoln National Variable Annuity Fund A (Individual or Group).


                                 (Please Print)


Name: -------------------------------------------------------------------------




Address: ----------------------------------------------------------------------




City -------------------------------------------  State --------- Zip ---------

Mail to: The Lincoln National Life Insurance Co., P.O. Box 2340, Fort Wayne, Indiana 46801

                      (This page intentionally left blank)

Lincoln National Variable Annuity Fund A (Group)
  (Registrant)

The Lincoln National Life Insurance Company
  (Insurance Company)


Statement of Additional Information (SAI)

This SAI should be read in conjunction with the prospectus of Lincoln National Variable Annuity Fund A (Group) dated June 27, 2009. You may obtain a copy of the Fund A (Group) prospectus on request and without charge. Please write Annuities Customer Service, The Lincoln National Life Insurance Company, PO Box 2340, Fort Wayne, IN 46801-2340, or call 1-800-454-6265.

The VAA, which was established on September 16, 1996, was originally registered with the SEC as an open end, diversified management investment company under the provisions of the 1940 Act. Following the close of business on June 26, 2009, a reorganization occurred whereby the assets and liabilities of Fund A (other than liabilities associated with insurance obligations) were transferred to the LVIP Delaware Growth and Income Fund, a series of Lincoln Variable Insurance Products Trust, in exchange for Standard Class shares of the LVIP Delaware Growth and Income Fund. In addition, Fund A was restructured as a unit investment trust under the 1940 Act.




Table of Contents





Item                                             Page
Special Terms                                   B-2
Services                                        B-2
Principal Underwriter                           B-2
Purchase of Securities Being Offered            B-2
Annuity Payouts                                 B-2


Item                                             Page
Determination of Accumulation and Annuity Unit
Value                                           B-3
Capital Markets                                 B-3
Advertising & Ratings                           B-4
Financial Statements                            B-4


This SAI is not a prospectus.

The date of this SAI is June 27, 2009.

Special Terms
The special terms used in this SAI are the ones defined in the Prospectus.


Services

Independent Registered Public Accounting Firm

The financial statements of the VAA, and the consolidated financial statements of Lincoln Life appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, Two Commerce Square, 2001 Market Street, Suite 4000, Philadelphia, Pennsylvania 19103, as set forth in their reports, also appearing in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.



Keeper of Records


All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by us or by third parties responsible to Lincoln Life. We have entered into an agreement with The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by us for this service.




Principal Underwriter
Lincoln Financial Distributors ("LFD") serves as Principal Underwriter (the "Principal Underwriter") for the variable annuity contracts as described in the prospectus. LFD is affiliated with Lincoln Life and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA. The Principal Underwriter has entered into selling agreements with Lincoln Financial Advisors ("LFA") also an affiliate of ours.


The Principal Underwriter anticipates continuing to accept payments under the contracts, but reserves the right to discontinue accepting such payments. The contracts are no longer being sold. The Principal Underwriter paid approximately $59,902 in 2008; $53,436 in 2007; and 462,251 in 2006 as sales compensation with respect to the contracts. The Principal Underwriter did not retain any underwriting commissions from the sale of the variable annuity contracts during the past three fiscal years.



Purchase of Securities Being Offered
The variable annuity contracts are offered to the public through licensed insurance agents who specialize in selling our products; through independent insurance brokers; and through certain securities brokers/dealers selected by us whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the prospectus under the section Charges and Other Deductions, any applicable account fee and/or surrender charge may be reduced or waived.

Both before and after the annuity commencement date, there are exchange privileges from the VAA to the general account (if available) subject to restrictions set out in the prospectus. See The Contracts, in the prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.



Annuity Payouts

Variable Annuity Payouts
Variable annuity payouts will be determined on the basis of:
 o the dollar value of the contract on the annuity commencement date less any applicable premium tax;
 o the annuity tables contained in the contract;
 o the type of annuity option selected; and
 o the investment results of the fund(s) selected.

In order to determine the amount of variable annuity payouts, we make the following calculation:
 o first, we determine the dollar amount of the first payout;


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 o second, we credit the contract with a fixed number of annuity units based on the amount of the first payout; and
 o third, we calculate the value of the annuity units each period thereafter.

These steps are explained below.

The dollar amount of the first periodic variable annuity payout is determined by applying the total value of the accumulation units credited under the contract valued as of the annuity commencement date (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity payout will be paid 14 days after the annuity commencement date. This day of the month will become the day on which all future annuity payouts will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 3%, 4%, 5% or 6% per annum, depending on the terms of your contract. The first annuity payout is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the annuitant at the annuity commencement date. The assumed interest rate is the measuring point for subsequent annuity payouts. If the actual net investment rate (annualized) exceeds the assumed interest rate, the payout will increase at a rate equal to the amount of such excess.

Conversely, if the actual rate is less than the assumed interest rate, annuity payouts will decrease. If the assumed rate of interest were to be increased, annuity payouts would start at a higher level but would decrease more rapidly or increase more slowly.

We may use sex-distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law.

At an annuity commencement date, the contract is credited with annuity units for each subaccount on which variable annuity payouts are based. The number of annuity units to be credited is determined by dividing the amount of the first periodic payout by the value of an annuity unit in each subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying the contractowner's fixed number of annuity units in each subaccount by the appropriate annuity unit value for the valuation date ending 14 days prior to the date that payout is due.

The value of each subaccount's annuity unit will be set initially at $1.00. The annuity unit value for each subaccount at the end of any valuation date is determined by multiplying the subaccount annuity unit value for the immediately preceding valuation date by the product of:
 o The net investment factor of the subaccount for the valuation period for which the annuity unit value is being determined, and
 o A factor to neutralize the assumed investment return in the annuity table.

The value of the annuity units is determined as of a valuation date 14 days prior to the payment date in order to permit calculation of amounts of annuity payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.


Proof of Age, Sex and Survival

We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.



Determination of Accumulation and Annuity Unit Value
A description of the days on which the Fund's accumulation unit values will be determined is given in the Prospectus. The New York Stock Exchange is generally closed on New Year's Day, Martin Luther King's birthday, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. It may also be closed on other days.


Capital Markets

Beginning in 2008 and continuing as of the date of this prospectus, the capital and credit markets have experienced an unusually high degree of volatility. As a result, the market for fixed income securities has experienced illiquidity, increased price volatility, credit downgrade events and increased expected probability of default. Securities that are less liquid are more difficult to value and may be hard to sell, if desired. During this time period, domestic and international equity markets have also been experiencing heightened volatility and turmoil, with issuers (such as our company) that have exposure to the real estate, mortgage and credit markets particularly affected.

In any particular year, our capital may increase or decrease depending on a variety of factors - the amount of our statutory income or losses (which itself is sensitive to equity market and credit market conditions), the amount of additional capital we must hold to support business growth, changes in reserving requirements, our inability to secure capital market solutions to provide reserve relief, such as issuing letters of credit to support captive reinsurance structures, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio and changes in interest rates.


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Advertising & Ratings

We may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Nationally recognized rating agencies rate the financial strength of our Company. The ratings do not imply approval of the product and do not refer to the performance of the product, or to the VAA, including underlying investment options. Ratings are not recommendations to buy our products. Each of the rating agencies reviews its ratings periodically. Accordingly, all ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that these ratings will be maintained. In late September and early October of 2008, A.M. Best Company, Fitch, Moody's and Standard & Poor's each revised their outlook for the U.S. life insurance sector from stable to negative. Our financial strength ratings, which are intended to measure our ability to meet contract holder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness. A downgrade of our financial strength rating could affect our competitive position in the insurance industry by making it more difficult for us to market our products as potential customers may select companies with higher financial strength ratings and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings.




Financial Statements

The December 31, 2008 financial statements of the VAA and the December 31, 2008 consolidated financial statements of Lincoln Life appear on the following pages.


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